EXHIBIT 99.1

Westport and Johnson Matthey Collaborate to Develop Emissions Aftertreatment System for the H₂ HPDI™ Fuel System

VANCOUVER, British Columbia, Dec. 13, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, announced today their collaboration with Johnson Matthey, a global leader in sustainable technologies, to develop an emissions aftertreatment system tailored to Westport’s proprietary H2 HPDI™ hydrogen fuel system, with the goal of reducing or eliminating emissions.

The agreement focuses on combining Johnson Matthey’s technologies and products with Westport’s H2 HPDI fuel system to create the lowest possible vehicle tailpipe emissions. In collaboration with Johnson Matthey, Westport will test and develop the Johnson Matthey prototype system at the company’s engineering center in Vancouver, Canada.

“This joint effort is a natural fit as we are both working toward zero emissions solutions for affordable and cleaner transportation that do not compromise performance or efficiency,” said David M. Johnson, chief executive officer of Westport Fuel Systems. “We are pleased to be partnering with Johnson Matthey, driving cleaner performance together, by optimizing our H2 HPDI fuel system running on zero-carbon hydrogen for heavy-duty transportation.”

Westport is committed to realizing an affordable and viable pathway to minimize emissions through its decades-long record of innovation, specialized engineering, and market-ready products.

Hydrogen internal combustion engines (ICE) can potentially expand the technology options available to achieve a more sustainable transportation future, complementing Johnson Matthey’s capabilities in hydrogen fuel cells. For commercial vehicles, where the pathway to fuel-cell and battery electric-based powertrains is earlier in its development, hydrogen ICE will be an important complement to these technologies, especially in heavier duty and higher horsepower applications. Additionally, hydrogen ICE will be capable of meeting challenging criteria pollutant and CO2 standards.

“Heavy-duty transportation is crucial for the movement of goods so it’s important we’re able to do this as sustainably as possible,” said Andy Walker, technology market insights director at Johnson Matthey. “As a leading manufacturer of emissions controls systems for the last 50 years, we’re excited to be combining our expertise with Westport to make commercial transportation clean and fit for the future.”

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

About Johnson Matthey

Johnson Matthey is a global leader in sustainable technologies, catalysing the net zero transition. With over 200 years of sustained commitment to innovation and technological breakthroughs, we improve the performance, function and safety of our customers’ products. Our science has a global impact in areas such as low emission transport, energy, chemical processing and making the most efficient use of the planet’s natural resources. Today, about 13,000 Johnson Matthey professionals collaborate with our network of customers and partners to make a real difference to the world around us. For more information, visit www.matthey.com.

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and completion of the development work on the referenced aftertreatment system and the performance, characteristics and effectiveness of such system. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the success and completion of the aftertreatment development program, the pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak and supply chain disruptions are difficult to predict at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

For more information, contact:

Westport Media Relations	Westport Investor Relations
T: +1 947-339-8097	T: +1 604-718-2046
E: media@wfsinc.com	E: invest@wfsinc.com

Johnson Matthey Communications Team
T: +44 20 7269 8245
E: jmpr@matthey.com